AUTOCALLABLE MARKET-LINKED STEP UP NOTES

	Autocallable Market-Linked Step Up Notes Linked to the Russell 2000® Index
Issuer	HSBC USA Inc. ("HSBC")
Principal Amount	$10.00 per unit
Term	Approximately five years, if not called
Market Measure	Russell 2000® Index (Bloomberg symbol: "RTY")
Automatic Call	The notes will be called automatically on any Observation Date if the closing level of the Market Measure is equal to or greater than the Call Level
Call Level	100% of the Starting Value
Observation Dates	Approximately one year, two years, three years and four years from the pricing date
Call Amount	[$10.70 to $10.80] if called on the first Observation Date, [$11.40 to $11.60] if called on the second Observation Date, [$12.10 to $12.40] if called on the third Observation Date and [$12.80 to $13.20] if called on the fourth Observation Date, to be determined on the pricing date.
Payout Profile at Maturity	• If the Market Measure is flat or increases up to the Step Up Value, a return equal to the Step Up Payment • If the Market Measure increases above the Step Up Value, a return equal to the percentage increase in the Market Measure • 1-to-1 downside exposure to decreases in the Market Measure beyond a 15% decline, with up to 85% of the principal amount at risk
Step Up Value	140% of the Starting Value
Step Up Payment	$4.00 per unit, a 40% return over the principal amount
Threshold Value	85% of the Starting Value
Investment Considerations	This investment is designed for investors who anticipate that the Market Measure will increase over the term of the notes and are willing to take downside risk below a threshold and forgo interim interest payments, and are willing to have their notes called prior to maturity.
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/83246/000114420416105946/v441348_fwp.htm
Exchange Listing	No



This graph reflects the hypothetical return on the notes. This graph has been prepared for purposes of illustration only.

You should read the relevant Preliminary Offering Documents before you invest.
Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

<u>Risk Factors</u>

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

- If your notes are not called prior to maturity, your investment may result in a loss; there is no guaranteed return of principal.
- Payments on the notes, including repayment of principal, are subject to the credit risk of HSBC. If HSBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
- The estimated initial value of the notes on the pricing date will be less than their public offering price.
- If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the estimated initial value of the notes on the pricing date.
- If the notes are called, your investment return is limited to the return represented by the applicable Call Premium.
- You will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.
- The stocks composing the Market Measure are issued by companies with small-sized market capitalization. The stock prices of small-size companies may be more volatile than stock prices of large capitalization companies. Small-size capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Small-size capitalization companies may also be more susceptible to adverse developments related to their products or services.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.